Filed Pursuant to Rule 424(b)(3)

Registration No. 333-249719

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 1 DATED JUNE 15, 2021

TO THE PROSPECTUS DATED JUNE 2, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated June 2, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on our acquisition pipeline;

•	to disclose the transaction price for each class of our common stock as of July 1, 2021;

•	to disclose the calculation of our May 31, 2021 NAV per share for each class of our common stock; and

•	to provide an update on the status of our current public offering (the “Offering”).

Acquisition Pipeline

We continue to have a robust acquisitions pipeline comprised of nine pending acquisitions under exclusivity, totaling $2.3 billion. Our midmarket focus and strong reputation as a buyer continues to lead to a high percentage of our acquisitions being sourced off-market, with approximately 84% of our current pipeline being secured off-market. There can be no assurance that we will close all of our pending acquisitions.

July 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2021 (and repurchases as of June 30, 2021) is as follows:

Transaction Price (per share)
Class S	$22.40
Class T	$22.30
Class D	$22.27
Class I	$22.35

The July 1, 2021 transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2021. A detailed presentation of the NAV per share is set forth below. No transactions or events have occurred since May 31, 2021 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

SREIT-SUP1-0621

May 31, 2021 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. All of our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share as of May 31, 2021 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common shares, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of May 31, 2021 ($ and shares/units in thousands):

Components of NAV	May 31, 2021
Investments in real estate	$6,516,014
Investments in real estate debt	699,608
Cash and cash equivalents	458,877
Restricted cash	383,659
Other assets	61,370
Debt obligations	(3,929,097)
Secured financings on investments in real estate debt	(142,150)
Subscriptions received in advance	(317,050)
Other liabilities	(118,798)
Performance participation accrual	(24,179)
Management fee payable	(3,762)
Accrued stockholder servicing fees (1)	(1,362)
Minority interest	(20,657)
Net asset value	$3,562,473
Number of outstanding shares/units	159,244

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of May 31, 2021, we have accrued under GAAP $133.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of May 31, 2021 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$1,757,872	$65,610	$169,528	$1,543,184	$26,279	$3,562,473
Number of outstanding shares/units	78,460	2,943	7,613	69,052	1,176	159,244
NAV Per Share/Unit as of May 31, 2021	$22.40	$22.30	$22.27	$22.35	$22.35

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.1%	5.1%
Hotel	9.3%	8.0%
Office	7.5%	6.0%
Industrial	6.2%	5.4%
Medical office	6.6%	5.7%

These assumptions are determined by the Advisor (except for investments valued by a third party appraisal firm), and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Hotel Investment Values	Office Investment Values	Industrial Investment Values	Medical office Investment Values
Discount Rate	0.25% decrease	+2.0%	+1.8%	+2.0%	+2.0%	+2.1%
(weighted average)	0.25% increase	(1.9)%	(1.7)%	(1.9)%	(1.9)%	(2.0)%
Exit Capitalization Rate	0.25% decrease	+3.3%	+1.7%	+2.9%	+3.0%	+3.2%
(weighted average)	0.25% increase	(3.0)%	(1.6)%	(2.7)%	(2.7)%	(2.9)%

The following table provides a breakdown of the major components of our NAV as of April 30, 2021 ($ and shares/units in thousands):

Components of NAV	April 30, 2021
Investments in real estate	$5,817,140
Investments in real estate debt	688,017
Cash and cash equivalents	358,859
Restricted cash	407,208
Other assets	61,205
Debt obligations	(3,693,163)
Secured financings on investments in real estate debt	(138,455)
Subscriptions received in advance	(344,175)
Other liabilities	(104,707)
Performance participation accrual	(12,954)
Management fee payable	(3,180)
Accrued stockholder servicing fees (1)	(1,162)
Minority interest	(21,001)
Net asset value	$3,013,632
Number of outstanding shares/units	137,007

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of April 30, 2021, we have accrued under GAAP $114.5 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of April 30, 2021 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$1,536,406	$61,769	$111,245	$1,278,375	$25,837	$3,013,632
Number of outstanding shares/units	69,758	2,819	5,076	58,178	1,176	137,007
NAV Per Share/Unit as of April 30, 2021	$22.02	$21.91	$21.91	$21.97	$21.97

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $10.0 billion in shares of common stock, consisting of up to $8.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have not sold any shares in the offering. As of May 31, 2021 our aggregate NAV was $3.6 billion. We intend to continue selling shares in the offering on a monthly basis.

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